

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (305/349-4817)

May 9, 2011

George C. Zoley
The GEO Group, Inc. and Subsidiary Guarantors
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242

> **Re: The GEO Group, Inc. and Subsidiary Guarantors**
> **Registration Statement on Form S-4**
> **Filed April 12, 2011**
> **File No. 333-173462**

Dear Mr. Zoley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 6 5/8% senior notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please note that we may have comments on the legal opinion once you file it and will need adequate time to review it before we will entertain a request to accelerate the effectiveness of the registration statement. Please file your legal opinion with your next amendment.

Disclosure Regarding Forward-Looking Statements, page 1

3. We note disclosure that certain statements are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not apply to this offering. Please revise.

Signatures, page 99

4. We note that the signature of the controller or principal accounting officer is missing for several of the registrant subsidiary guarantors. Please revise to include the signature of the controller or principal accounting officer for each of the registrant subsidiary guarantors. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instructions (1) and (2) of Signatures of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

Cc: Jose Gordo, Esq. (*Via facsimile 305/349-4817*)
       Stephen K. Roddenberry, Esq.
       Esther L. Moreno, Esq.
       Akerman Senterfitt
       One S.E. Third Avenue, 25th Floor
       Miami, Florida 33131